SUB-ITEM 77M:  MERGERS

(a) During the fiscal year, the registrant became the surviving entity of a merger with the Catholic Equity Fund, a series of The Catholic Funds, Inc.

(b) On March 30, 2007, the Ave Maria Rising Dividend Fund, a series of the registrant, consummated a tax-free merger with the Catholic Equity Fund, a series of The Catholic Funds, Inc., pursuant to an Agreement and Plan of Reorganization. The board of trustees of the registrant approved the Agreement and Plan of Reorganization on January 12, 2007, and a majority of the shares of the Catholic Equity Fund approved the merger at a special meeting of shareholders held on March 23, 2007.

      In accordance with the Agreement and Plan of Reorganization, the Catholic Equity Fund transferred all of its assets and identified liabilities to the Ave Maria Rising Dividend Fund. In exchange for the transfer of assets and liabilities, the Ave Maria Rising Dividend Fund issued a number of shares to the Catholic Equity Fund equal in value to the net assets transferred to the Ave Maria Rising Dividend Fund in connection with the merger. The Catholic Equity Fund then distributed to its shareholders of record all shares of the Ave Maria Rising Dividend Fund received by the Catholic Equity Fund. Following this distribution, The Catholic Funds, Inc. ceased business operations and deregistered.

      The Prospectus/Proxy Statement in connection with the merger, including the Agreement and Plan of Reorganization, is incorporated herein by reference to Form 497 filed by the registrant on March 12, 2007 (SEC Accession No. 0001144204-07-012254).